MAGNA INTERNATIONAL INC.
377 Magna Drive
Aurora, Ontario, Canada L4G 7K1
Tel:  (905) 7126-2462
Fax:  (905) 726-7164

Magna posts 2008 Annual Report

    AURORA, ON, March 30 /CNW/ - Magna International Inc. (TSX: MG.A; NYSE:
MGA) today announced that its 2008 Annual Report, including Management's Discussion and Analysis and Audited Consolidated Financial Statements, Annual Information Form (AIF) and Form 40-F, are now available on the company's website, www.magna.com. Magna has also filed these documents with the Canadian Securities Administrators (accessible through their website at www.sedar.com) and the U.S. Securities and Exchange Commission (accessible through its website at www.sec.gov/edgar).

    Magna will provide a hard copy of our audited financial statements as contained in our 2008 Annual Report to Shareholders, free of charge, on request through our web site or in writing to Magna International Inc., Attn:
Secretary, 337 Magna Drive, Aurora, ON, Canada L4G 7K1.

    We are the most diversified global automotive supplier. We design, develop and manufacture technologically advanced automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers ("OEMs") of cars and light trucks. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; as well as complete vehicle engineering and assembly.

    We have approximately 74,350 employees in 240 manufacturing operations and 86 product development, engineering and sales centres in 25 countries.


For further information: Please contact Louis Tonelli, Vice-President, Investor Relations at telephone (905) 726-7035